News Release,
by BUTTERFIELD.

The Bank of N.T. Butterfield & Son Limited
65 Front Street, Hamilton HM 12 Bermuda
P.O. Box HM 195, Hamilton HM AX Bermuda
Tel: (441) 295 1111 Fax: (441) 295 3878
www.butterfieldgroup.com

BUTTERFIELD ANNOUNCES SENIOR MANAGEMENT APPOINTMENTS

Hamilton, Bermuda—September 3, 2024: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced the appointment of Andrew Burns to Chief Risk Officer, Cayman Islands. Sean Lee has been appointed Group Head of Human Resources and joins the Executive Committee. These appointments will take effect from 1 October 2024. Alexander Twerdahl has joined Butterfield to lead Strategy and Corporate Development for the Group with immediate effect.

Mr. Burns, who has served as Group Head of Human Resources since 2020 and previously as Group Head of Internal Audit since 2016, takes responsibility for risk management in the Cayman Islands, subject to Government and regulatory approvals. He remains a member of the Executive Committee having joined in 2017. Mr. Lee, who is returning home to Bermuda, assumes the role of Group Head of Human Resources.

Michael Collins, Chairman and Chief Executive Officer said: “I look forward to continuing to work closely with Andrew and Sean in their new roles, and I am delighted to welcome Alex to Butterfield. Each of these individuals brings extensive knowledge and expertise and these appointments will undoubtedly contribute to achieving our long-term strategy.”

Mr. Burns has more than 18 years of leadership experience in the financial services sector, having begun his career with PricewaterhouseCoopers’ financial services group in Australia. He first joined Butterfield in Bermuda working in the fund services sector before transferring to the Internal Audit team in 2007, and has held progressively senior management roles. Mr. Burns holds a Bachelor of Commerce from the University of Melbourne, Australia.

Mr. Lee is an experienced leader having spent nearly 20 years’ working in financial services with a focus on retail banking. Previously, he worked as the Executive Vice President and Head of Retail Banking at Butterfield based in the Cayman Islands and, prior to that, was Head of Business Banking at HSBC Bank Bermuda Ltd. Before joining the banking industry, Mr. Lee served in the US Navy for more than 20 years. He holds an MBA from Baker University and an undergraduate degree from Connecticut College.

Mr. Twerdahl is a highly experienced financial analyst. He joins Butterfield from Piper Sandler in New York, where he worked for more than 18 years. Most recently, he was Managing Director and Senior Research Analyst of the Financial Services Group, covering publicly traded financial institutions, including US regional and community banks and specialty finance companies. He holds an undergraduate degree in Physics and Mathematics from Hamilton College, NY.

2 -ENDS- Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward- looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases and our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions (including economic growth and general business conditions) and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, the successful completion and integration of acquisitions (including our progress on subsequent closings of the acquisition of trust assets from Credit Suisse) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention (including the retention of relationships associated with our Credit Suisse acquisition) and obtaining new business, the impact of the COVID-19 pandemic, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. About Butterfield: Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com. BF-All Investor Relations Contact: Media Relations Contact: Noah Fields Nicky Stevens Investor Relations Group Strategic Marketing & Communications The Bank of N.T. Butterfield & Son Limited The Bank of N.T. Butterfield & Son Limited Phone : (441) 299 3816 Phone: (441) 299 1624 E-mail : noah.fields@butterfieldgroup.com E-mail: nicky.stevens@butterfieldgroup.com